SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

IRIDEX CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value

(Title of Class of Securities)

462684101

(CUSIP Number of Class of Securities’ Underlying Common Stock)

James Mackaness

Chief Financial Officer

IRIDEX Corporation

1212 Terra Bella Avenue

Mountain View, CA 94043

(650) 940-4700

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David J. Segre, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$367,474	$20.51

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 663,018 shares of common stock of IRIDEX Corporation having an aggregate value of $367,474 as of July 29, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Tender Offer Statement on Schedule TO relates to an offer by IRIDEX Corporation, a Delaware corporation (“IRIDEX” or the “Company”), to exchange (the “Exchange Offer”) options to purchase up to an aggregate of 663,018 shares of the Company’s common stock, whether vested or unvested, that remain outstanding as of the expiration of the Exchange Offer, are held by an eligible option holder and were granted either (i) under the IRIDEX 2008 Equity Incentive Plan or the IRIDEX 1998 Stock Plan with an exercise price greater than $3.00 on or after January 1, 2002, but before January 1, 2009 or (ii) on February 28, 2007, in connection with IRIDEX’s acquisition of the assets of the aesthetics business of Laserscope, at an exercise price of $10.06 per share.

These eligible options may be exchanged for new options that will be granted under the Company’s 2008 Equity Incentive Plan (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated July 30, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the E-mail to All Eligible Employees, dated July 30, 2009, attached hereto as Exhibit (a)(1)(B), and (iii) the Election Form, attached hereto as Exhibit (a)(1)(C). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” “Eligible employees” refers to all U.S. employees of IRIDEX at the commencement of the Exchange Offer and who remain an employee through the date on which the New Options are granted, members of our Board and our executive officers subject to the provisions of Section 16 of the Exchange Act are not eligible to participate in the exchange program.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

IRIDEX is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 1212 Terra Bella Avenue, Mountain View, CA 94043, and the telephone number at that address is (650) 940-4700. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning IRIDEX” is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the eligible options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of options; Expiration Date,” “Acceptance of options for exchange and issuance of New Options,” and “Source and amount of consideration; terms of New Options” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of options; Expiration Date,” “Purpose of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of New Options,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of New Options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences” and “Extension of offer; termination; amendment” are incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference. The eligible option plans and related option agreements, which are incorporated herein by reference through Exhibit (d), contain information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers” and “The Offer” titled “Purpose of the offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer” titled “Acceptance of options for exchange and issuance of New Options” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Purpose of the offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of New Options” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Conditions of the offer” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the caption “The Offer” titled “Financial statements” and “Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “Interests of directors and officers; transactions and arrangements concerning the options” and “Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated July 30, 2009.

(a)(1)(B)	E-mail to All Eligible Employees, dated July 30, 2009.

(a)(1)(C)	Election Form.

(a)(1)(D)	Confirmation E-mail to Eligible Employees who Submit an Election Form.

(a)(1)(E)	Form of Reminder E-mail.

(a)(1)(F)	Form of Receipt for Hand Delivery of Election Form.

(a)(1)(G)	Power Point Presentation to Eligible Employees.

(a)(1)(H)	Form of Schedule of Eligible Options.

(b)	Not applicable.

(d)(1)	The IRIDEX Corporation 2008 Equity Incentive Plan, as amended, incorporated herein by reference to the appendix filed with the Company’s Proxy Statement for the Company’s 2009 Annual Meeting of Stockholders, which was filed on May 4, 2009.

(d)(2)	The IRIDEX Corporation form of stock option agreement for use under the 2008 Equity Incentive Plan, incorporated herein by reference to Exhibit 99.1 filed with the Company’s Registration Statement on Form S-8, which was filed on November 21, 2008.

(d)(3)	The IRIDEX Corporation 1998 Stock Plan, as amended, incorporated herein by reference to the appendix filed with the Company’s Proxy Statement for the Company’s 2009 Annual Meeting of Stockholders, which was filed on May 4, 2009.

(d)(4)	The IRIDEX Corporation form of stock option agreement for use under the 1998 Stock Plan, incorporated herein by reference to Exhibit 10.2 filed with the Company’s Registration Statement on Form S-8, which was filed on August 3, 2004.

(d)(5)	The IRIDEX Corporation form of Stand-alone stock option agreement.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

IRIDEX CORPORATION

/S/ THEODORE A. BOUTACOFF
Theodore A. Boutacoff
President and Chief Executive Officer

Date: July 30, 2009

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated July 30, 2009.

(a)(1)(B)	E-mail to All Eligible Employees, dated July 30, 2009.

(a)(1)(C)	Election Form.

(a)(1)(D)	Confirmation E-mail to Eligible Employees who Submit an Election Form.

(a)(1)(E)	Form of Reminder E-mail.

(a)(1)(F)	Form of Receipt for Hand Delivery of Election Form.

(a)(1)(G)	Power Point Presentation to Eligible Employees.

(a)(1)(H)	Form of Schedule of Eligible Options.

(b)	Not applicable.

(d)(1)	The IRIDEX Corporation 2008 Equity Incentive Plan, as amended, incorporated herein by reference to the appendix filed with the Company’s Proxy Statement for the Company’s 2009 Annual Meeting of Stockholders, which was filed on May 4, 2009.

(d)(2)	The IRIDEX Corporation form of stock option agreement for use under the 2008 Equity Incentive Plan, incorporated herein by reference to Exhibit 99.1 filed with the Company’s Registration Statement on Form S-8, which was filed on November 21, 2008.

(d)(3)	The IRIDEX Corporation 1998 Stock Plan, as amended, incorporated herein by reference to the appendix filed with the Company’s Proxy Statement for the Company’s 2009 Annual Meeting of Stockholders, which was filed on May 4, 2009.

(d)(4)	The IRIDEX Corporation form of stock option agreement for use under the 1998 Stock Plan, incorporated herein by reference to Exhibit 10.2 filed with the Company’s Registration Statement on Form S-8, which was filed on August 3, 2004.

(d)(5)	The IRIDEX Corporation form of Stand-alone stock option agreement.

(g)	Not applicable.

(h)	Not applicable.